UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

The Mexico Equity and Income Fund Inc.
(Name of Issuer)

Preferred Stock, par value $.001 per share
(Title of Class of Securities)

592834204
(CUSIP Number)

Richard J. Shaker
D. B. A. Shaker Financial Services
1094 Magothy Circle
Annapolis, Maryland 21409

September 28, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]              Rule 13d-1(b)
[     ]              Rule 13d-1(c)
[     ]              Rule 13d-1(d)

CUSIP No.:  592834204

1.            Names of Reporting Entity:        Shaker Financial Services, LLC

I.R.S. Identification Nos. of above persons (entities only).

IRS TIN 84-1723449

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  (Not Applicable)
(b)  (Not Applicable)

3.            SEC Use Only

4.           Citizenship or Place of Organization

Shaker Financial Services, LLC is a Maryland limited liability corporation

Number of shares Beneficially by Owned by Each Reporting Person with:	5. Sole Voting Power: 6. Shared Voting Power: 7. Sole Dispositive Power: 8. Shared Dispositive Power:	32,221 0 32,221 0

9.         Aggregate Amount Beneficially Owned by Each Reporting Person.

Accounts managed by Shaker Financial Services, LLC, own 32,221 shares.   No additional shares are beneficially owned by any employees or, to the best of its knowledge, any clients of Shaker Financial Services, LLC.

10.          Check if the Aggregate Amount in Row (9) Excludes Certain Shares (No)

11.          Percent of Class Represented by Amount in Row (9):   2.3%.

12.          Type of Reporting Entity (See Instructions)

Shaker Financial Services, LLC  is a registered investment adviser (IA).

Item 1.

(a)    Name of Issuer:

The Mexico Equity and Income Fund, Inc.

(b)     Address of Issuer’s Principal Executive Office:

615 East Michigan Street, 2nd floor, Milwaukee, Wisconsin  53202

Item 2.

(a)      Name of Entity Filing:

Shaker Financial Services, LLC

(b)      Address of Person Filing

1094 Magothy Circle
Annapolis, MD  21401

Item 3.     If this state is filed pursuant to §§240.13d-1(b) or 24013d-2(b) or (c), check whether the person filing is a:

(e)  [x]   Shaker Financial Services, LLC  is registered as investment advisor under Section 203 of the Investment Advisers Act of 1940

Item 4.     Ownership.

(a)      Amount Beneficially Owned:  Accounts managed by Shaker Financial Services, LLC are beneficial owners of 32,221 shares.

(b)      Percent of Class:   2.3%

(c)       Number of Shares to which such person has

(i)    sole power to vote or to direct the vote:                                 32,221
(ii)   shared power to vote or to direct the vote:                                     0
(iii)  sole power to dispose or to direct the disposition of:          32,221
(iv)  shared power to dispose or to direct the disposition of:              0

Item 5.           Ownership of Five Percent or Less of a Class  (Yes)

Item 6.           Owners of More than Five Percent on Behalf of Another Person.  (Not Applicable)

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.  (Not Applicable)

Item 8.            Identification and Classification of Members of the Group.  (Not Applicable)

Item 9.            Notice of Dissolution of Group.  (Not Applicable)

Item 10.          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purpose or effect.
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2007	By: /s/ Richard J. Shaker
Richard J. Shaker, Manager,
Shaker Financial Services, LLC